February 28, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	David Edgar
Melissa Kindelan

Re:	Model N, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed November 15, 2019
File No. 001-35840

Ladies and Gentlemen:

In this letter, we respond to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated February 19, 2020 (the “Letter”). The numbered paragraph below corresponds to the numbered comment in the Letter, and the Staff’s comment is presented in bold italics.

Form 10-K for the Fiscal Year Ended September 30, 2019
Consolidated Financial Statements
Consolidated Statements of Operations, page 53

1.
Please tell us the amount of revenue recognized from term-based software licenses during the periods presented and, if material, tell us how you considered presenting such revenues separately as product revenues. Refer to Rule 5-03 of Regulation S-X.

Response: We assessed the guidance within Rule 5-03 of Regulation S-X, which states that if income is derived from net sales and gross revenues from more than one of the sub-captions described below, each class that is not more than 10 percent of the sum of the items may be combined with another class:

(a)	Net sales of tangible products;

(b)	Operating revenues of public utilities or others;

(c)	Income from rentals;

(d)	Revenues from services; and

(e)	Other revenues.

Model N, Inc. | 777 Mariners Island Blvd, Suite 300, San Mateo, CA 94044 | P: 650.610.4600 | F: 650.610.4699 | www.modeln.com

Our revenues from term-based licenses represented less than 10% of total revenues for each of the years ended September 30, 2019, 2018, and 2017. In accordance with the guidance above, we included such revenues in subscription revenues in our 10-K for the year ended September 30, 2019 and stated that revenues from term-based licenses were included in the subscription revenues.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 610-4739.

Sincerely,

/s/ David Barter
David Barter
Senior Vice President and Chief Financial Officer
Model N, Inc.

cc:
Errol Hunter, Esq., Senior Vice President and General Counsel
Model N, Inc.
Amanda Rose, Esq.
Fenwick & West LLP